UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

Amendments to Share Repurchase Plan

On November 6, 2012, the board of directors (“Board of Directors”) of MakeMyTrip Limited (the “Company”) authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company (“Ordinary Shares”). On January 22, 2016, our Board of Directors authorized the Company to increase the amount under the share repurchase plan to an amount aggregating up to $150 million at a price per Ordinary Share not exceeding $21.50 until November 30, 2021. On October 26, 2021, our Board of Directors authorized the Company to further extend the term of this share repurchase plan until November 30, 2023.

On March 9, 2023, for the unutilized balance of approximately $136.0 million in respect of the share repurchase plan, our Board of Directors authorized an amendment to the terms of the share repurchase plan to further extend the term of such plan until March 31, 2026 and to remove the limit on the repurchase price per Ordinary Share whereby the Company can henceforth repurchase Ordinary Shares at any price determined by our Board of Directors from time to time.

Safe Harbor Statement

This announcement contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend, “will”, “project”, “seek”, “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated July 12, 2022, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect MMYT’s business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, the COVID-19 pandemic may also affect MMYT’s operating and financial results in a manner that is not presently known to MMYT or that MMYT currently does not consider to present significant risks to its operations. All information provided in this announcement is provided as of the date of issuance of this announcement, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2023

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer